Exhibit 99.1

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	September 30, 2025	September 30, 2025
	JPY	JPY	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	2,538,554,638	2,436,675,605	16,467,362
Accounts receivable, net	518,398,551	555,775,583	3,756,002
Short-term investments	4,935,000	5,075,000	34,297
Inventories, net	24,468,188	20,757,063	140,279
Prepaid expenses	182,278,232	201,888,793	1,364,390
Other current assets	34,381,843	57,886,907	391,207
TOTAL CURRENT ASSETS	3,303,016,452	3,278,058,951	22,153,537

NON-CURRENT ASSETS
Property and equipment, net	53,805,279	99,293,143	671,035
Finance lease right-of-use assets	208,611,550	228,794,098	1,546,219
Operating lease right-of-use assets	337,330,750	513,349,897	3,469,284
Intangible assets, net	39,250,078	27,980,475	189,096
Goodwill	27,999,994	27,999,994	189,228
Deferred tax assets, net	214,671,578	189,283,332	1,279,201
Deferred initial public offering (“IPO”) costs	157,482,065	254,764,117	1,721,728
Long-term deposits	150,407,276	150,210,192	1,015,140
Other non-current assets	3,090,205	9,784,796	66,127
TOTAL NON-CURRENT ASSETS	1,192,648,775	1,501,460,044	10,147,058
TOTAL ASSETS	4,495,665,227	4,779,518,995	32,300,595

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	700,000,000	700,000,000	4,730,689
Current portion of long-term loans	230,785,000	169,252,000	1,143,826
Bond payable, current	40,000,000	40,000,000	270,325
Accounts payable	168,281,568	114,243,578	772,073
Accrued liabilities	1,109,740,581	1,184,636,104	8,005,921
Income tax payable	75,374,800	3,301,800	22,314
Contract liabilities, current	147,628,310	267,364,483	1,806,883
Amount due to a director	1,000,000	-	-
Finance lease liabilities, current	71,681,545	83,549,523	564,638
Operating lease liabilities, current	110,889,134	132,923,377	898,313
Other current liabilities	195,952,191	156,907,705	1,060,403
TOTAL CURRENT LIABILITIES	2,851,333,129	2,852,178,570	19,275,385

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	175,452,000	38,568,000	260,648
Bond payable, non-current	56,807,020	37,833,335	255,682
Contract liabilities, non-current	10,615,635	14,507,411	98,043
Finance lease liabilities, non-current	140,333,247	143,881,183	972,367
Operating lease liabilities, non-current	207,353,977	364,551,378	2,463,684
Assets retirement obligations	12,914,758	30,671,626	207,283
TOTAL NON-CURRENT LIABILITIES	603,476,637	630,012,933	4,257,707
TOTAL LIABILITIES	3,454,809,766	3,482,191,503	23,533,092

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares	80,500,000	80,500,000	544,029
Additional paid-in capital	748,840,080	778,624,844	5,262,045
Treasury shares	(100,012,265)	(100,012,265)	(675,896)
Retained earnings	311,527,646	538,214,913	3,637,325
TOTAL SHAREHOLDERS’ EQUITY	1,040,855,461	1,297,327,492	8,767,503
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,495,665,227	4,779,518,995	32,300,595

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the nine months ended September 30
	2024	2025	2025
	JPY	JPY	US$
NET REVENUE	7,419,460,643	8,556,096,390	57,823,183
Cost of revenue	(5,378,876,612)	(6,145,159,916)	(41,529,769)
GROSS PROFIT	2,040,584,031	2,410,936,474	16,293,414
Selling, general, and administrative expenses	(1,802,047,253)	(2,055,180,818)	(13,889,172)
INCOME FROM OPERATIONS	238,536,778	355,755,656	2,404,242

OTHER INCOME (EXPENSE)
Interest income	325,182	3,801,610	25,691
Interest expense	(12,751,685)	(13,514,164)	(91,330)
Grant income	14,205,788	14,902,919	100,716
Unrealized (loss) gain on short-term investment	(168,000)	140,000	946
Loss on disposal of long-lived assets	-	(168,973)	(1,142)
Loss on disposal of a subsidiary	(753,900)	-	-
Other income (expense), net	15,438,598	(16,773,644)	(113,358)
Total other income (expense), net	16,295,983	(11,612,252)	(78,477)
INCOME BEFORE INCOME TAX PROVISION	254,832,761	344,143,404	2,325,765

PROVISION FOR INCOME TAXES
Current	(69,425,173)	(92,067,891)	(622,206)
Deferred	39,664,246	(25,388,246)	(171,577)
Total provision for income taxes	(29,760,927)	(117,456,137)	(793,783)
NET INCOME	225,071,834	226,687,267	1,531,982

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,660	24,910,619	24,910,619
Diluted	27,066,715	24,913,619	24,913,619
EARNINGS PER SHARE
Basic	9.04	9.10	0.06
Diluted	8.32	9.10	0.06

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Treasury shares		Retained Earnings	Total
	No. of Shares	Amount	Paid-in Capital	No. of Shares	Amount	(Accumulated Deficit)	Shareholders’ Equity
		JPY	JPY		JPY	JPY	JPY
Balance as of December 31, 2023	25,310,660	80,500,000	748,840,080	(400,000)	(100,000,000)	(107,106,341)	622,233,739
Net income	-	-	-	-	-	225,071,834	225,071,834
Balance as of September 30, 2024	25,310,660	80,500,000	748,840,080	(400,000)	(100,000,000)	117,965,493	847,305,573

Balance as of December 31, 2024	25,310,660	80,500,000	748,840,080	(400,041)	(100,012,265)	311,527,646	1,040,855,461
Net income	-	-	-	-	-	226,687,267	226,687,267
Tax effect related to IPO costs	-	-	29,784,764	-	-	-	29,784,764
Balance as of September 30, 2025	25,310,660	80,500,000	778,624,844	(400,041)	(100,012,265)	538,214,913	1,297,327,492
Balance as of September 30, 2025 (US$)	25,310,660	544,029	5,262,045	(400,041)	(675,896)	3,637,325	8,767,503

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2024	2025	2025
	JPY	JPY	US$
Cash flows from operating activities
Net income	225,071,834	226,687,267	1,531,982
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	90,057,762	96,233,315	650,357
Loss on disposal of a subsidiary	753,900	-	-
Provision for expected credit loss	2,771,782	9,208,096	62,229
Loss on disposal of property and equipment	-	168,973	1,142
Accounts receivable written off as uncollectible	-	28,558	193
Provision for inventory impairment	3,403,261	424,180	2,867
Unrealized loss (gain) on short-term investment	168,000	(140,000)	(946)
Other non-cash expenses (income)	1,100,148	29,173,060	197,155
Deferred tax expense (benefit)	(39,664,246)	25,388,246	171,577
Changes in operating assets and liabilities
Accounts receivable, net	(1,051,687)	(46,613,686)	(315,021)
Inventories	(13,808,125)	3,286,945	22,214
Prepaid expenses	(105,900,505)	(19,854,842)	(134,182)
Long-term deposits	(6,998,055)	197,084	1,332
Amount due from a director	33,577,065	-	-
Other current assets	(25,969,080)	(23,505,064)	(158,850)
Other non-current assets	(10,722,988)	(6,694,591)	(45,243)
Accounts payable	(61,359,477)	(54,037,990)	(365,196)
Accrued liabilities	(204,167,728)	74,895,523	506,153
Contract liabilities	121,711,898	123,627,949	835,493
Operating lease liabilities	(400,151)	3,212,497	21,710
Income tax payable	(149,952,500)	(72,073,000)	(487,078)
Amount due to a director	-	(1,000,000)	(6,758)
Other current liabilities	36,020,082	(41,875,805)	(283,002)
Net cash (used in) provided by operating activities	(105,358,810)	326,736,715	2,208,128

Cash flows from investing activities
Cash outflow due to reduction in consolidated entities	(17,257,489)	-	-
Purchase of property and equipment	(11,926,248)	(42,598,215)	(287,884)
Purchase of intangible assets	(16,521,500)	(5,880,000)	(39,738)
Net cash used in investing activities	(45,705,237)	(48,478,215)	(327,622)

Cash flows from financing activities
Payment of finance lease liabilities	(43,259,590)	(64,438,481)	(435,483)
Proceeds from bank loans	250,000,000	-	-
Repayment of bank loans	(280,815,000)	(198,417,000)	(1,340,927)
Repayment of bond payable	(20,000,000)	(20,000,000)	(135,163)
Payment of deferred IPO costs	(129,983,403)	(97,282,052)	(657,445)
Net cash used in financing activities	(224,057,993)	(380,137,533)	(2,569,018)

Net decrease in cash	(375,122,040)	(101,879,033)	(688,512)
Cash at the beginning of period	2,729,282,346	2,538,554,638	17,155,874
Cash at the end of the period end	2,354,160,306	2,436,675,605	16,467,362

Supplementary cash flow information
Cash paid for income taxes	202,070,573	115,154,307	778,227
Cash paid for interest expenses	11,651,537	12,325,868	83,300

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND COMPANY

Leifras Co., Ltd. (the “Company” or “Leifras”) was incorporated in Tokyo, Japan, in August 2001. The Company operates its business, and manages its subsidiaries with a focus on providing services related to operation of sports schools and organizing events for children, selling sports equipment, managing extracurricular activities in elementary and junior high schools, offering sports therapy for children with developmental disabilities, and providing health exercise guidance for the elderly.

The unaudited interim condensed consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Leifras	● A Japan company ● Incorporated on August 28, 2001	-	Engaged in management and operation of sports clubs, sports classes and cultural classes, management of extracurricular activities in elementary and junior high schools, sports and healthcare facility management, selling sports equipment, and investment holding

Leifras Travel Co., Ltd.	● A Japan company ● Incorporated on April 9, 2019	100% owned by Leifras	Engaged in travel business based on the Travel Agency Act

Regional Collaboration Department Co., Ltd. (“Regional Collaboration Department”)	● A Japan company ● Incorporated on June 24, 2020 ● Liquidated on December 13, 2024	100% owned by Leifras	Engaged in management of operation of sports clubs, sports classes, and cultural classes

Apicos Co., Ltd. (“Apicos”)	● A Japan company ● Incorporated on January 6, 2020	100% owned by Leifras	Engaged in management of after-school childcare facilities

LEIF Co., Ltd. (“LEIF”)	● A Japan company ● Incorporated on January 4, 2022 ● Liquidated on June 28, 2024	100% owned by Leifras	Engaged in after-school child welfare business based on the Child Welfare Act

Hokkaido Tokachi Sky Earth Sports Co., Ltd. (“Sky Earth Sports Co.”)	● A Japan company ● Incorporated on November 27, 2017 ● Disposed on April 8, 2024	100% owned by Leifras	Engaged in management and operation of sports clubs, sports classes, and cultural classes

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete consolidated financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2025, and results of operations and cash flows for the nine months ended September 30, 2024 and 2025. The unaudited interim condensed consolidated balance sheet as of September 30, 2025 has been derived from the unaudited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; and has the power to cast majority of votes at the meeting of the board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

In preparing the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the unaudited interim condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses, inventory valuation, useful lives of property, equipment and intangible assets, the impairment of long-lived assets and goodwill, provision of refund liabilities, valuation of share-based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, the period during which revenue for registration fees is recognized over time, and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

Business combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s unaudited interim condensed consolidated statements of income. The results of operations of the acquired business are included in the Company’s results of operations from the date of acquisition.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, and unaudited interim condensed consolidated statements of cash flows from JPY into US$ as of and for the nine months ended September 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = JPY147.97, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash

For the purposes of statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains substantially all its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of December 31, 2024 and September 30, 2025, the Company did not have any cash equivalents.

Accounts Receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024 and September 30, 2025, the Company made JPY3,648,121 and JPY7,966,637 ($53,840) allowance for expected credit losses for accounts receivable, respectively.

Short-term investments

The Company’s short-term investments consist of equity investments in public companies. Equity investment in public companies is accounted for under ASC 321 and reported at its readily determinable fair value as quoted by market exchanges, with changes in fair value recorded in other income in the consolidated statement of income. All changes in the fair value of equity investment in public companies are reported in earnings as they occur; therefore, the sale of such investment does not necessarily result in a significant gain or loss. Unrealized gain and loss due to fluctuations in fair value are recorded in the consolidated statement of income. Declines in fair value below cost that are deemed to be other-than-temporary are recognized as impairment in the consolidated statement of income.

Inventories, net

Inventories, net are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories such as uniforms and sports equipment. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses

Prepaid expenses mainly comprise an advance payment for software license costs, office rent, and insurance fees. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time. Management reviews its prepaid expenses on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary.

Other current assets

Other current assets primarily consist of deferred expenses, including promotional consumables, clothing, and sports equipment. Deferred expenses are initially recorded as assets on the unaudited interim condensed consolidated balance sheet and subsequently expensed over time as they are used. These costs are incurred for supplies to be utilized in future periods. As of December 31, 2024 and September 30, 2025, the total deferred expenses were JPY29,643,193 and JPY27,794,398 ($187,838), respectively. No impairment losses were recognized for deferred expenses during the reporting period.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The estimated useful lives are as follows:

Useful Life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Building and facilities	10 years
Motor vehicle	4 years
Tools and equipment	2-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from a business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful lives of intangible assets are as follows:

Useful Life
Trademarks	10 years
Software	5 years
Customer-related intangible assets	3 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and September 30, 2025, no impairment of long-lived assets was recognized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles—Goodwill and Others,” goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the entity, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. For the fiscal year ended December 31, 2024 and the nine months ended September 30, 2025, the Company performed qualitative tests by evaluating Apicos, and concluded that it was not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s unaudited interim condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the operation use of the leased assets. Asset retirement obligations consist of estimated restoration costs to be incurred by the Company in the future once the economic life of its leased assets is reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability is accreted until the Company settles the obligation.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. As of September 30, 2025, the Company did not conclude its IPO. During the nine months ended September 30, 2025, the Company recorded a charge of JPY97,282,052 ($657,444) related to the IPO. As of December 31, 2024 and September 30, 2025, the Company had capitalized deferred IPO costs of JPY157,482,065 and JPY254,764,117 ($1,721,728), respectively.

Long-term deposits

The security deposits are for the leases of headquarters and branch offices. The guaranteed deposits are for the club activity business and compensation of travel association. These amounts are recorded based on the contractual value and are carried to the balance sheet as non-current assets.

Other non-current assets

Other non-current assets primarily consist of long-term prepaid expenses, which mainly comprise advance payments for system maintenance fees, guarantee fees, as well as key money for property rentals. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2024 and September 30, 2025 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Assets and liabilities measured on a recurring basis or disclosed at fair value as of December 31, 2024 and September 30, 2025 are summarized below:

	Fair value measurement or disclosure as of December 31, 2024 using
	Total Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY	JPY	JPY	JPY
Fair value disclosure[1]
Bond payable	96,807,020	-	-	96,807,020

Fair value measurements on a recurring basis
Short-term investments	4,935,000	4,935,000	-	-

	Fair value measurement or disclosure as of September 30, 2025 using
	Total Fair Value as of September 30, 2025	Total Fair Value as of September 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY (Unaudited)	US$ (Unaudited)	JPY (Unaudited)	JPY (Unaudited)	JPY (Unaudited)
Fair value disclosure
Bond payable	77,833,335	526,007	-	-	77,833,335

Fair value measurements on a recurring basis
Short-term investments	5,075,000	34,297	5,075,000	-	-

[1]	Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contract liabilities

Contract liabilities are the obligation to transfer products or services to customers for which the Company has received the consideration or has billed the customers. The Company’s contract liabilities are non-refundable payments collected in advance from customers. Contract liabilities are reclassified to revenue at the point at which products or services are delivered to customers.

Bond payable

Bond payable represents the contractual obligation of the issuer to make periodic interest payment and principal repayments at maturity. The bondholders have a fixed claim on the issuer’s assets and cash flows, similar to traditional debt instruments. If the contractual terms of the bond payable primarily represent a liability, the bonds are recognized as a liability at their fair value at the issuance date. Transaction costs directly attributable to the issuance are typically allocated to the liability and amortized over the bond’s term and the fair value has been disclosed in the fair value measurement. The bond payable is measured at amortized cost using the effective interest rate method. Interest expense is recognized over the bond’s term based on the effective interest rate, which reflects the market rate at the issuance date.

Revenue Recognition

The Company generates revenue primarily from membership, events hosting, school club support, after-school daycare services, and other fees collected from services provided. Revenue is recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to such customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which may be capable of being distinct and accounted for as separate performance obligations. Revenue is recognized as a net of provision for refund and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company has adopted ASC 606, “Revenue from Contracts with Customers.” ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This guidance provides a five-step analysis in determining when and how revenue is recognized. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the guidance requires the disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the goods and services, has discretion in establishing pricing, and controls the promised goods and services before transferring that service to customers. The Company’s continuing operations currently generate revenue from the following main sources:

(i) Sports school business

Membership revenue: Membership revenue comprises registration fees, monthly fees, and annual fees. The Company cultivates professional coaches and provides high-quality professional sports lessons to its customers, who are children registered as the Company’s members. The typical payment terms for membership revenue set forth in the invoice are within 30 days of the invoice date.

The Company accounts for one-time, non-refundable registration fees as fees for facilitating membership registration. The Company provides administrative support, including creating individual member accounts, performing identity verification and health assessment, and providing onboarding materials and access to member information platforms. The Company recognizes the registration fees ratably over the average duration of membership life, which is generally 1 to 2 years, and reassesses the duration annually based on historical data. The registration fees were JPY56,244,647 and JPY50,696,141 ($342,611) for the nine months ended September 30, 2024 and 2025, respectively.

The Company accounts for membership annual fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The Company will bill and receive fixed annual membership revenue from students but not earned as contract liability on an annual basis and recognized over time, based on a straight-line basis over the school year or service period, as the customers simultaneously receive and consume the benefits of these services throughout the service period.

The Company accounts for monthly fees, each membership registration contract represents a series of distinct services, which are delivery of various courses. The services have substantially the same pattern of transfer to the students, and as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The monthly fees are generally collected in advance and are initially recorded as contract liabilities.

There is no variable consideration in the membership registration contracts with customers, except that the Company offers certain refunds for unattended classes to students who decided to withdraw from a course.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, and such refund liability is recorded under accrued expenses and other current liabilities on the unaudited interim condensed consolidated balance sheets.

Event hosting: The Company offers event hosting service to customers, including but not limited to services like organizing sport-related events, student camps during school holidays, and day trips, which can cater to different budgets and preferences. To deliver such a service, the Company coordinates and integrates services from selected suppliers such as transportation, accommodation, and tour guide. The typical payment terms for event hosting revenue set forth in the invoices are within 30 days of the invoice date.

The Company enters into a distinct service contract with each customer for the service provided. The whole event hosting service is determined as a single performance obligation with a fixed total consideration as the customer benefits from a series of integrated services from selected suppliers, which are not separately identifiable.

The Company recognizes revenue at a point in time when the performance obligation is satisfied. The Company offers refund options to customers for event hosting fees received in advance for offline events that were subsequently cancelled due to weather conditions or natural disasters.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, which is recorded under accrued expenses and other current liabilities on the unaudited interim condensed consolidated balance sheets.

Other revenue: Other revenue generated comprised primarily of fees related to sales of sports equipment, special guidance services, and royalty fees from franchise. The typical payment terms for other revenue set forth in the invoices are within 30 days of the invoice date.

The Company sells sport equipment to customers. Each transaction represents a single performance obligation. The billing terms for sales of sports equipment are billed when equipment is delivered and is recognized at a point in time.

The Company offers special guidance services to the customers, mainly by dispatching coaches and instructors to kindergartens and nurseries to conduct sports and gymnastics classes. The fee is based on payment schedules specifying agreed rates according to the number of classes conducted each month. Each class represents a single performance obligation. The revenue from special guidance services is recognized over the contract term as customers receive and consume benefits of such services as provided. The special guidance services are billed on a monthly basis.

The Company receives certain royalty fees from franchisees for licensing franchises to operate under the Company’s trademarks, and also receives certain other support and maintenance fees professional maintenance and support for the franchisees’ sports school business. The royalty fee is calculated to be a percentage of the revenue earned by a franchisee, which percentage is agreed in the payment schedule. The support and maintenance fees are billed according to negotiated billing terms and revenue is recognized in accordance with the fulfillment of the performance obligations as set forth in the terms and conditions set forth in customer contracts.

(ii) Social business

The Company provides a variety of customized services to municipalities, other governmental authorities, and schools. The Company offers two primary services under the social business umbrella through fixed-fee contracts: school club activity support service and after-school daycare service. The billing terms for the social business are billed on a monthly, quarterly, or annual basis. The typical payment terms for social business set forth in the invoices are 30 to 60 days. The school club activity support service involves managing student club activities for elementary and middle schools, based on contracts with the schools or relevant municipalities or education boards. Service rendered includes providing sports, music, and other cultural lessons and coaching services, with revenue recognized over time on a straight-line basis throughout the contract period as customers receive and benefits from the services continuously. For certain social business contracts, revenue is recognized at a point in time when control of the service is transferred to the customer, which generally occurs upon completion of the service in accordance with the contract terms. Similarly, the after-school daycare service supports children with disabilities or developmental needs, enhancing their daily living skills and social abilities through soccer therapy, known for its developmental benefits. Revenue from after-school daycare service is also recognized over time throughout the contract period, as the benefits are continuously provided to and consumed by the customers.

Cost of revenue

Cost of revenue mainly consists of salaries to full-time coaches and instructors, rental expenses for school facility and office, promotion expenses, event expenses, depreciation and amortization of properties and equipment, and related expenses directly used in the provision of services to customers.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. As a result, the majority of the cost of directors and staff costs, commission fees, depreciation, office supplies, travelling fees, system maintenance fees, advertisement and membership promotion fees, and operating lease expenses are included in selling, general, and administrative expenses. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Advertising expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were JPY82,751,867 and JPY90,952,532 ($614,669) for the nine months ended September 30, 2024 and 2025, respectively, and had been included as part of selling, general, and administrative expenses.

Grant income

The Company recognizes grant income when the related grants are received because such grants are not subject to any past or future performance or use conditions and are not subject to future refunds. Grant income received and recognized totaled JPY14,205,788 and JPY14,902,919 ($100,716) for the nine months ended September 30, 2024 and 2025, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the nine months ended September 30, 2024 and 2025.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (for instance, convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (that is, those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the nine months ended September 30, 2024 and 2025, the Company included incremental dilutive ordinary shares of 2,156,055 and 3,000, respectively, in the calculation of diluted EPS.

	For the nine months Ended, September 30
	2024	2025
Weighted average number of ordinary shares outstanding - basic	24,910,660	24,910,619
Dilutive effect of stock options	2,156,055	3,000
Weighted average number of ordinary shares outstanding - diluted	27,066,715	24,913,619

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees are classified as equity awards and are recognized in the unaudited interim condensed consolidated financial statements based on their grant date fair values. The Company records share-based compensation expenses for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, a shareholder, or a related corporation.

Commitments and contingencies

In the ordinary course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

The Company accounts for segment reporting in accordance with ASC 280, “Segment Reporting.” ASC 280 establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure, as well as information about geographical areas, business segments, and major customers. The Company’s Chief Executive Officer is identified as the Chief Operating Decision-Maker (“CODM”), who reviews the consolidated operating results for the purpose of allocating resources and evaluating financial performance. The Company has one business activity: providing services related to the operation of sports schools, organizing events for children, selling sports equipment, managing extracurricular activities, offering sports therapy, and providing health exercise guidance for the elderly. Based on CODM’s review, the Company operates as a single operating and reportable segment. Refer to Note 4, “SEGMENT REPORTING” for additional disclosures and Note 3, “NET REVENUE” for entity-wide disclosures, respectively.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of December 31, 2024 and September 30, 2025, no customer accounted for more than 10% of the Company’s total accounts receivable.

For the nine months ended September 30, 2024 and 2025, no customer accounted for more than 10% of the Company’s total revenue.

Concentration of vendors

As of December 31, 2024, Vendors A, B, and C accounted for 21.2%, 12.6%, and 10.4% of the total balance of accounts payable, respectively. As of September 30, 2025, Vendor D, C, and A accounted for 13.8%, 12.6%, and 10.2% of the total balance of accounts payable, respectively.

For the nine months ended September 30, 2024 and 2025, no vendor accounted for more than 10% of the Company’s total purchases.

Recently Adopted or Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company adopted ASU 2023-07 on a retrospective basis. This ASU expands public entities’ segment disclosures by requiring the disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss. It also requires disclosure of other segment items and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are required for public entities with a single reportable segment. For more information about the impact of the adoption and disclosures on the Company’s segment, refer to Note 4, “SEGMENT REPORTING.”

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This new guidance is effective for the Company for its fiscal years beginning after December 15, 2024. The Company does not expect a significant impact to the unaudited interim condensed consolidated financial statements upon adoption.

In March 2024, the FASB issued ASU No.2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This ASU to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards to provide employees or nonemployees with profits interest awards to align compensation with an entity’s operating performance and provide those holders with the opportunity to participate in future profits and/or equity appreciation of the entity. The adoption of this ASU did not have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concept Statements to provide amendments to the Codification that remove references to various FASB Concepts Statements. This ASU is effective for our annual periods beginning December 15, 2024, with early adoption permitted. The adoption of this ASU did not have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim condensed consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the Effective Date. This ASU clarifies the effective date of ASU 2024-03, specifying that all public business entities must adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of these new standards on our unaudited interim condensed consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on our current reporting.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities and an accounting policy election for entities other than public business entities, to simplify the measurement of expected credit losses for current accounts receivable and current contract assets arising from revenue transactions. This standard becomes effective for the Company for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of these new standards on our unaudited interim condensed consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on our current reporting.

In September 2025, the FASB issued ASU No. 2025-06 – Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40) to modernize the software capitalization requirements. The amendments eliminate the use of prescriptive software development stages and establish a new recognition threshold that requires capitalization to begin when a project is authorized and committed to funding, and it is probable that the project will be completed and used as intended. This evaluation must include an assessment for significant development uncertainty. The ASU also supersedes the separate guidance for website development costs (Subtopic 350-50) and integrates relevant recognition requirements into Subtopic 350-40. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard permits adoption using a prospective, modified transition, or retrospective approach. The Company is currently evaluating the potential impact of this new standard on our unaudited interim condensed consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of this standard will have a significant impact on our current reporting.

In November 2025, the FASB issued ASU No. 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This ASU expands the population of acquired financial assets subject to the gross-up approach to include purchased seasoned loans, which eliminates the double counting of expected credit losses for certain acquired loans that have not experienced more-than-insignificant credit deterioration. This standard becomes effective for the Company for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the potential impact of this new standard on our unaudited interim condensed consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of this standard will have a significant impact on our current reporting.

In December 2025, the FASB issued ASU No. 2025-10 – Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The amendments require that a government grant be recognized only when it is probable that the entity will comply with the conditions attached to the grant and that the grant will be received. For grants related to assets, the standard permits accounting using either a deferred income approach or a cost accumulation approach. Grants related to income must be recognized in earnings over the periods in which the related costs are incurred and may be presented either gross or net of the related expenses. This ASU is effective for annual reporting periods beginning after December 15, 2028, with early adoption permitted. The standard permits adoption using a modified prospective, modified retrospective, or retrospective approach. The Company is currently evaluating the potential impact of this new standard on our unaudited interim condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, and unaudited interim condensed consolidated statements of cash flows.

Note 3 — NET REVENUE

The Company’s net revenue consisted of the following:

	For the nine months ended September 30,
	2024	2025	2025
	JPY	JPY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Sports school business – Membership	4,285,345,537	4,601,027,416	31,094,326
Sports school business – Events	1,310,894,075	1,423,467,014	9,619,970
Sports school business – Others	134,301,514	154,946,170	1,047,146
Social business	1,729,386,188	2,358,607,164	15,939,766
Subtotal	7,459,927,314	8,538,047,764	57,701,208
Add: reversal (provision) of sales refund*	(40,466,671)	18,048,626	121,975
Total	7,419,460,643	8,556,096,390	57,823,183

	For the nine months ended September 30,
	2024	2025	2025
	JPY	JPY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Timing of revenue recognition
Transferred over time	6,013,008,237	6,813,307,665	46,045,196
Transferred at a point in time	1,406,452,406	1,742,788,725	11,777,987
Total	7,419,460,643	8,556,096,390	57,823,183

*	Provision and Reversal for sales refund

The “provision of sales refund” represents the provision for refund for sports school business services. The refund liability is based on estimates made from past refund historical data. The Company will re-evaluate the provision for refund liability based on the estimates to match the actual claims and expects to make use of the refund liability over the next operating period.

The “reversal of sales refund” represents the release of refund obligations initially recorded under ASC 606-10-55-23 through 55-27 for estimated customer refunds. During the reporting period, certain customers did not exercise their refund rights, and the related refund liabilities were reversed. Such reversals are recognized as an increase to revenue in the period in which the change in estimate occurs, consistent with ASC 606-10-32-14. The amount represents the reversal of previously recognized refund liabilities as certain customer refunds were no longer expected to occur. Such reversals are recorded as an increase to revenue in the period of change in estimate.

Liabilities for refund are included in “Other current liabilities” and were JPY76,844,334 and JPY 16,494,065 ($111,469) as of September 30, 2024 and 2025, respectively.

Note 4 — SEGMENT REPORTING

The Company generates revenue by providing a range of services including the operation of sports schools, organizing events for children, selling sports equipment, managing extracurricular activities, offering sports therapy, and providing health exercise guidance for the elderly.

Determination of Reportable Segments

The Company operates as one operating and reportable segment. Its sole business activity focuses on the development and management of coaches who enhance children’s non-cognitive skills through sports lesson programs. The Company manages its business activities on a consolidated basis.

Measure of Segment Profit or Loss

The Company’s CODM uses Income (loss) from operations to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. The accounting policies of the segment are consistent with those described in Note 2, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES.”

Significant Segment Expenses (ASU 2023-07 Disclosure)

As a single reportable segment, the significant segment expenses regularly provided to the CODM and included in the measure of segment profit or loss are those presented on the consolidated statements of operations. These significant expenses include cost of revenue, selling, general, and administrative expenses. Other segment items reviewed by the CODM, which are presented on the consolidated statements of operations, include interest, grant income, unrealized (loss) gain on short-term investment, loss on disposal of long-lived assets, other income (expense), net, and provision for (benefit from) income taxes. The Company’s entity-wide disclosures, including the breakout of revenue by products, are included in Note 3, “NET REVENUE.”

Note 5 — SUBSEQUENT EVENTS

The Company consummated its initial public offering (“IPO”) on October 10, 2025, in which the Company issued 1,250,000 American Depositary Shares (“ADSs”) at a price of $4.00 per ADS, resulting in gross proceeds of approximately JPY739.9 million ($5.0 million) and net proceeds of approximately JPY691.2 million ($4.7 million) after deducting the underwriting discount of approximately JPY48.7 million ($0.3 million).

The Company evaluated all events and transactions from September 30, 2025 through December 18, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.